Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2017

This management’s discussion and analysis (“MD&A”), dated July 27, 2017, should be read in conjunction with the cautionary statement regarding forward-looking statements below and MacDonald, Dettwiler and Associates Ltd.’s (“MDA” or the “Company”) condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2017, as well as the Company’s annual MD&A and consolidated financial statements for the year ended December 31, 2016. Unless otherwise indicated, the results reported herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars. An additional advisory with respect to the use of non-IFRS financial measures is set out in section “Non-IFRS Financial Measures” of this MD&A. All quarterly information disclosed in the MD&A is based on unaudited figures.

Unless otherwise indicated, the Company’s significant accounting policies and estimates, contractual obligations, commitments, contingencies, and business risks and uncertainties, as described in its MD&A and consolidated financial statements for the year ended December 31, 2016, are substantially unchanged.

In this report, MDA and the Company refer to MacDonald, Dettwiler and Associates Ltd. and its subsidiaries. Year to date means the six month period ended June 30, 2017.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that reflect the Company’s current view of future events and financial performance. Forward-looking statements in this MD&A include, but are not limited to, statements regarding: the pending merger transaction with DigitalGlobe, Inc., including the purchase price, financing, expected benefits and timeline to complete the transaction under section “Overview”; the implementation of the security control agreement and the plans to obtain facility clearance for the offices of Space Systems/Loral, LLC under section “Overview”; the near-term financial impact of the Company’s U.S. government access plan under section “Overview”; business and financial outlook under sections “Consolidated Results” and “Results by Segment”; the scope and anticipated revenues of customer contracts, including the progress to bring on-orbit satellite servicing to market, under sections “Consolidated Results” and “Results by Segment”; the scope and expected benefits of the restructuring and enterprise improvement initiatives under sections “Consolidated Results” and “Results by Segment”; the capabilities of the satellites built by the Company under section “Results by Segment”; the sources of liquidity the Company expects to use to meet its anticipated cash requirements under section “Liquidity”; and the outcome of legal proceedings involving the Company under section “Liquidity”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market and general economic conditions; the operations of the businesses of the Company continuing on a basis consistent with prior years; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favourable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; and currency exchange and interest rates being reasonably stable at current rates. As contained in this MD&A, the Company has made the following assumptions with respect to the forward-looking statements: the pending merger transaction with DigitalGlobe, Inc., including the purchase price, financing, expected benefits and timeline to complete the transaction, was based on the Company’s ability to realize anticipated benefits of the acquisition and the receipt, in a timely manner, of regulatory and other third party approvals in respect of the merger transaction; the implementation of the security control agreement and the plans to obtain facility clearance for the offices of Space Systems/Loral, LLC was based on the Company’s ability to comply with U.S. regulations and to meet and maintain the requirements of the National Industrial Security Program Operating Manual; the near-term financial impact of the Company’s U.S. government access plan was based on the management’s current plans; business and financial outlook was based on management’s current assessment of market conditions; the scope and anticipated revenues of customer contracts, including the progress to bring on-orbit satellite servicing to market, was based on the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the scope and expected benefits of the restructuring and enterprise improvement initiatives was based on current market conditions in the commercial communications satellite market and the Company’s continuing ability to implement those initiatives; the capabilities of the satellites built by the Company was based on the Company building the satellites to reliable design specifications; the sources of liquidity the Company expects to use to meet its anticipated cash requirements was based on stable market conditions; and the outcome of legal proceedings involving the Company was based on management’s current assessment of the outcome of those legal proceedings. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations. MDA cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations or government agency mandates, or funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellite; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations; natural disasters or other disruptions affecting the Company’s operations; and failure to comply with environmental regulations.

There may be additional risks and uncertainties applicable to the Company related to its proposed merger with DigitalGlobe, Inc. as announced on February 24, 2017, including that: there can be no assurance that the merger will be completed taking into account all approvals, including regulatory approvals required for the merger; the Company may not realize all of the expected benefits of the merger or the benefits may not occur within the time periods anticipated; the announcement and pendency of the merger could adversely affect the Company’s business, results of operations and financial condition; the Company will incur substantial transaction fees and costs in connection with the merger and will incur additional fees in certain circumstances; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the merger; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe, Inc. and the Company as a successor owner may be responsible for such undisclosed liabilities; while the merger agreement is in effect, the Company is subject to restrictions on its business activities; and the Company may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

For additional information with respect to certain of these risks or factors, reference should be made to section “Business Risks and Uncertainties” of the MD&A and notes to the consolidated financial statements for the year ended December 31, 2016, as well with the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online at www.sedar.com or on the Company’s website at www.mdacorporation.com.

The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. MDA disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

COMPANY PROFILE

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide.

MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development.

The Company’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle.

MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally.

The Company’s common shares trade on the Toronto Stock Exchange under the symbol MDA.

Communications

In the Communications segment, MDA offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. The Company is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. MDA’s principal customers in this segment are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.

Surveillance and Intelligence

In the Surveillance and Intelligence segment, MDA offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company is a leading supplier of space-based and airborne surveillance solutions, imaging satellites and ground systems, geospatial information services, and associated support services. The Company also supplies spacecraft and subsystems to the U.S. government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets.

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include operating earnings, operating earnings per share and operating EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines operating earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains or losses. The use of the term “non-operational income and expenses” is defined by the Company as those items or income and expense that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. Income tax expense on operating earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability. Operating earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of operating earnings and operating earnings per share allows investors to evaluate the operational and financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance or expected performance of recurring operations.

The Company defines operating EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain corporate expenses and items affecting comparability as specified in the calculation of operating earnings. Operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The Company also discloses segment operating EBITDA as a measure of each reporting segment’s profitability and contribution to operating EBITDA.

Operating earnings, operating earnings per share and operating EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

OVERVIEW

The following table provides selected financial information for the Company.

Results of Operations	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions, except per common share amounts)
Consolidated revenues	503.7	502.5	998.1	1,064.9
Operating EBITDA[1]	94.3	96.4	183.5	193.6
Operating earnings[1]	47.0	57.2	91.9	113.1
Operating earnings per share[1]	1.29	1.57	2.52	3.10
Net earnings	25.8	25.3	31.7	66.0
Net earnings per share, basic	0.71	0.70	0.87	1.82
Net earnings per share, diluted	0.70	0.69	0.87	1.80
Weighted average number of common shares outstanding:
(millions)
Basic	36.5	36.4	36.5	36.3
Diluted	36.5	36.5	36.5	36.5

Financial Position	June 30, 2017	December 31, 2016
($ millions)
Total assets	3,298.3	3,438.9
Total long-term debt	882.5	806.6
Shareholders’ equity	1,125.0	1,158.7

[1]	This is a non-IFRS financial measure. Refer to section “Consolidated Results” for a reconciliation of operating EBITDA and operating earnings to net earnings.

Overall performance

The Company achieved solid financial results in the second quarter of 2017 despite lower new satellite orders in the geostationary communications satellite market. Consolidated revenues were $503.7 million, consistent with the same period of 2016, and operating EBITDA was $94.3 million, slightly lower than the same period of last year. Operating earnings decreased to $47.0 million ($1.29 per share) compared to $57.2 million ($1.57 per share) for the second quarter of 2016, primarily due to the addition of non-cash interest expense from the orbital securitization liability and a higher effective income tax rate on operating earnings. The Company generated $34.0 million in cash from operating activities in the second quarter of 2017 compared to $79.9 million for the same period of last year. Operating cash flows continued to be impacted by increases in working capital due to the timing of milestone receipts from customers on large satellite construction programs. Refer to sections “Consolidated Results” and “Results by Segment” of this MD&A for further discussion on overall performance.

Net earnings under IFRS for the second quarter were $25.8 million compared to $25.3 million for the same period of last year. Net earnings were impacted by the inclusion and variability of certain large, non-operational items, particularly share-based compensation expense, restructuring costs, acquisition related expense and non-cash foreign exchange differences.

Pending Acquisition of DigitalGlobe

On February 24, 2017, the Company and certain of its subsidiaries entered into a definitive merger agreement with DigitalGlobe, Inc. (“DigitalGlobe”), pursuant to which the Company will acquire DigitalGlobe (the “Merger”) for US$35.00 per share in a combination of cash and stock. Based on MDA’s share price and foreign exchange rates as at June 30, 2017, the transaction values DigitalGlobe at an equity value of approximately C$3.0 billion (US$2.3 billion), and an enterprise value of C$4.5 billion (US$3.5 billion), including assumption of DigitalGlobe’s C$1.5 billion (US$1.2 billion) in net debt. The Merger has been unanimously approved by the boards of directors of both companies.

The Merger will bring together complementary space-related capabilities, creating a company uniquely positioned to capture growth in the U.S., Canadian and global Earth observation and geospatial services markets given its ability to provide complete, end-to-end space systems, earth imagery and geospatial solutions. Together, the Merger will leverage a full suite of space-related capabilities, including communications and Earth observation satellites and robotics, ground stations, integrated electro-optical and radar imagery, and advanced data analytics. Additionally, the combined company will provide cloud-based information services that allow commercial and government customers worldwide to better understand activity across the changing planet.

Under the terms of the agreement, each DigitalGlobe common share will be exchanged for US$17.50 in cash and 0.3132 MDA common shares, representing a per share value of US$17.50 based on MDA’s unaffected closing share price of C$73.40 on the Toronto Stock Exchange (“TSX”) on February 16, 2017, the day prior to market speculation about a potential combination, and a C$/US$ exchange ratio of 0.7612. The total cash and stock per share value consideration represents an 18% premium based on DigitalGlobe’s unaffected closing stock price on the New York Stock Exchange (“NYSE”) on February 16, 2017.

In connection with the Merger, the Company has obtained a fully committed financing for a US$3.75 billion credit facility from RBC Capital Markets and BofA Merrill Lynch (the “Financing”). The Financing will be used to acquire DigitalGlobe’s equity, refinance DigitalGlobe’s debt, refinance MDA’s debt, pay transaction fees and expenses, fund working capital, and for general corporate purposes. The Financing is expected to consist of four-year revolving facilities of US$1.25 billion provided by a syndicate of banks, a US$250 million four-year term facility and a US$250 million three-year term facility provided by banks, and US$2 billion in seven-year term loans from institutional investors accessed through the term loan B market. All the facilities are repayable at any time without penalty, with the exception of a 1% premium that would apply in the first six months in the case of the term loans B. The bank term loans are payable on maturity, and the institutional term loans B amortize at 1% each year. All the facilities are based on floating rates of interest. The Company may swap a portion of the floating rate into a fixed rate.

On July 27, 2017, the shareholders of DigitalGlobe and MDA approved the Merger at their respective special meeting of shareholders. The shareholders of MDA also voted in favour of a resolution to elect three additional directors (the “DigitalGlobe Designees”) to the board of directors of MDA effective on the closing date of the Merger. The DigitalGlobe Designees are Howell M. Estes, III, L. Roger Mason, Jr. and Nick S. Cyprus.

The Merger is subject to other customary closing conditions, including required regulatory approvals. In July 2017, MDA and DigitalGlobe withdrew and re-filed their joint voluntary notice to the Committee on Foreign Investment in the United States (“CFIUS”) to provide additional time for CFIUS to complete its consideration of the proposed merger. Upon acceptance of the re-filing on July 14, 2017, CFIUS initiated a new 30-day review period. MDA and DigitalGlobe believe that CFIUS will conclude its consideration of the transaction with no unresolved issues of national security. MDA and DigitalGlobe are working diligently to satisfy all of the remaining closing conditions under the merger agreement. The companies expect to close the merger during the third quarter of 2017 or shortly thereafter, subject to the aforementioned regulatory approval and customary closing conditions.

During the second quarter of 2017, the Company successfully registered with the Securities and Exchange Commission. In July 2017, the Company received authorization to list its common shares on the NYSE.

The Company and DigitalGlobe will continue to operate as separate companies until the closing of the Merger. Upon completion of the transaction, the combined company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the combined company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.

During the three and six month periods ended June 30, 2017, the Company incurred expenses of $16.1 million and $26.8 million, respectively, for legal, tax, consulting and other acquisition and integration costs in connection with the Merger that were not contingent upon closing the transaction. Further acquisition related expenses, including expenses related to integration planning, are expected to be incurred subsequent to June 30, 2017. Acquisition related expenses have been excluded from the calculation of operating earnings and operating earnings per share as the Company believes that this allows for more meaningful period-to-period comparisons as these costs are not reflective of ongoing operating expenses.

Security Control Agreement and Facility Clearance

On January 26, 2017, the Company, together with its U.S. based subsidiary, SSL MDA Holdings, Inc. (“SSL MDA Holdings”), and the U.S. Department of Defense entered into a Security Control Agreement (“SCA”) and began operating under the agreement. The SCA is an important step in the process to position the Company to more effectively pursue and execute classified U.S. government programs in the U.S. government space and defense markets.

Subsequent to signing the SCA, the Company made considerable progress towards achieving facility clearance for its U.S. operations from the Defense Security Service (“DSS”). In February 2017, the Company received facility security clearance for the offices of SSL MDA Holdings and the proxy board at MDA Information Systems LLC was dissolved. In the second quarter of 2017, the Company received clearance sponsorship and submitted a facility clearance package for the offices of the Company’s subsidiary Space Systems/Loral, LLC (“SSL”) in Palo Alto, California. The Company expects to receive facility clearance for SSL in the coming months.

The Company also continued to build out its government business development and management team to oversee the development of the Company’s strategic plans to increase access to the U.S. government market. During the second quarter of 2017, the Company increased its commitment to support U.S. government missions with the addition of key executives that bring a depth of experience to the Company.

The incremental expenses related to pursuing the U.S. government market have been expensed as incurred in operating EBITDA and corporate expense, as appropriate, and are expected to continue at current levels in 2017 as the Company’s plans progress. During this investment phase and until new awards are secured in this market, the Company expects that operating EBITDA and operating earnings will be negatively impacted.

CONSOLIDATED RESULTS

The following table provides selected financial information for the periods indicated, including a reconciliation of operating EBITDA and operating earnings to net earnings.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions, except per common share amounts)
Consolidated revenues	503.7	502.5	998.1	1,064.9
Operating EBITDA	94.3	96.4	183.5	193.6
Operating EBITDA as a percentage of revenues	18.7%	19.2%	18.4%	18.2%
Corporate expense	(6.0)	(4.2)	(11.3)	(8.4)
Net finance expense	(14.6)	(11.7)	(28.6)	(24.6)
Depreciation and amortization[1]	(15.3)	(14.4)	(29.8)	(29.5)
Income tax expense on operating earnings	(11.4)	(8.9)	(21.9)	(18.0)

Operating earnings	47.0	57.2	91.9	113.1
Operating earnings per share	1.29	1.57	2.52	3.10
Items affecting comparability:
Share-based compensation expense	(2.6)	(23.6)	(9.1)	(27.5)
Amortization of acquisition related intangible assets	(10.8)	(10.3)	(21.3)	(21.3)
Acquisition related expense	(16.1)	—	(26.8)	—
Restructuring costs	(6.1)	—	(20.4)	—
Enterprise improvement costs	—	—	—	(4.8)
Executive compensation settlement	—	(3.0)	—	(3.0)
Foreign exchange differences	13.1	(2.2)	13.2	1.6
Income tax expense adjustment	1.3	7.2	4.2	7.9

Net earnings	25.8	25.3	31.7	66.0

[1]	Excludes amortization of acquisition related intangible assets.

Consolidated revenues

Consolidated revenues for the second quarter of 2017 were $503.7 million compared to $502.5 million for the same period of last year. The Communications segment contributed revenues of $332.4 million (second quarter of 2016 - $361.4 million) and the Surveillance and Intelligence segment contributed revenues of $171.3 million (second quarter of 2016 - $141.2 million).

Consolidated revenues for the six months ended June 30, 2017 were $998.1 million compared to $1,064.9 million for the same period of last year. The Communications segment contributed revenues of $664.4 million (six months ended June 30, 2016 - $764.5 million) and the Surveillance and Intelligence segment contributed revenues of $333.7 million (six months ended June 30, 2016 - $300.4 million). During the first half of 2017, revenues from the Communications segment continued to be negatively impacted by a lower number of new satellite contracts awarded in the geostationary communications satellite market, resulting in fewer satellites under construction in the period compared to the first six months of 2016. The Company’s revenue profile in future periods will be dependent on the number and size of satellite contracts awarded in future periods. Revenues from the Surveillance and Intelligence segment increased when compared to the prior year period due to higher revenue from contracts with the U.S. government and other customers to perform design studies and supply spacecraft for scientific research and development missions.

Refer to section “Results by Segment” of this MD&A for further discussion of the Company’s revenues by segment.

Order backlog

Order backlog, representing the estimated dollar value of firm funded contracts for which work has not been performed, was $2.0 billion as at June 30, 2017, consistent with the balance as at March 31, 2017. Order backlog at June 30, 2017 does not include the full value of certain bookings or selections where contracts have not been finalized or are subject to financing contingencies, or unexercised contract options and potential orders under indefinite delivery/indefinite quantity contracts.

In June 2017, the Company was selected by Space Infrastructure Services LLC (“SIS”) to design and build a satellite servicing spacecraft and to develop advanced capabilities that will support its recently announced on-orbit satellite servicing business and the Defense Advanced Research Projects Agency’s (“DARPA”) Robotic Servicing of Geosynchronous Satellites program (“RSGS”); however, this award, valued at approximately $300 million (US$228 million) and subject to financing contingencies, has not yet been reflected in backlog as of June 30, 2017.

The Company was also selected by the National Aeronautics and Space Administration’s (“NASA”) Jet Propulsion Laboratory to provide a spacecraft platform for a NASA Discovery Mission to explore the metallic asteroid 16 Psyche; however, the full value of the contract, expected to exceed approximately $100 million (US$75 million), is also not yet reflected in backlog as at June 30, 2017.

These awards from SIS and NASA are expected to be finalized by year end. Refer to section “Results by Segment” of this MD&A for further discussion of bookings activity by segment.

Operating EBITDA

Operating EBITDA is a measure utilized by management to evaluate the operational performance of the Company’s operating segments. For the second quarter of 2017, operating EBITDA was $94.3 million and operating EBITDA as a percentage of consolidated revenues (“operating EBITDA margin percentage”) was 18.7%. This is compared to operating EBITDA of $96.4 million and operating EBITDA margin percentage of 19.2% for the second quarter of 2016.

Operating EBITDA for the six months ended June 30, 2017 decreased to $183.5 million compared to $193.6 million for the same period of 2016 primarily due to the decrease in revenues. Operating EBITDA margin percentage was 18.4%, slightly higher than the 18.2% achieved in the corresponding period of last year. The Communications segment contributed operating EBITDA of $91.7 million (six months ended June 30, 2016 - $115.6 million) and the Surveillance and Intelligence segment contributed operating EBITDA of $ 91.8 million (six months ended June 30, 2016 - $78.0 million).

Operating EBITDA margin percentage will fluctuate from period to period with changes in the revenue mix, including proportion of construction contracts and services contracts, volume of subcontract activity, and contract life cycle of large dollar value contracts. In addition, the Company revises cost and revenue estimates on contracts in the ordinary course of business. When applying the percentage of completion method of revenue recognition, the inception to date impact of changes in estimates, including the recognition or reversal of a contract loss provision, is recognized in the period the changes are determined by management and may impact margin percentages.

Refer to section “Results by Segment” of this MD&A for discussion of operating EBITDA by segment.

Corporate expense

Unallocated corporate expense for the second quarter of 2017 was $6.0 million compared to $4.2 million for the same period of last year. For the six months ended June 30, 2017, corporate expense was $11.3 million compared to $8.4 million for the same period of last year. Corporate expense is not considered in management’s evaluation of operating unit performance and includes such items as corporate office costs, regulatory costs, executive and director compensation, and fees for audit, legal and consulting services. The increase over the comparative prior year periods reflects the incremental cost of setting up and maintaining the Company’s U.S. operating company structure.

Net finance expense

The following table shows the components of net finance expense for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions)
Finance expense:
Interest on long-term debt	9.1	8.2	17.2	16.9
Interest expense on defined benefit pension and other post-retirement benefit obligations	3.3	3.2	6.4	6.5
Interest on orbital securitization liability	2.8	—	5.4	—
Capitalization of borrowing costs	(1.5)	(0.8)	(2.8)	(1.4)
Imputed interest and other	1.0	1.3	2.6	2.8
Finance income	(0.1)	(0.2)	(0.2)	(0.2)

Net finance expense	14.6	11.7	28.6	24.6

For the three and six month periods ended June 30, 2017, the increase in net finance expense was primarily due to non-cash accretion interest on the orbital securitization liability which was not applicable in the same periods of last year.

Depreciation and amortization

The following table shows depreciation and amortization expense for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions)
Property, plant and equipment	11.3	11.0	21.9	22.7
Intangible assets[1]	4.0	3.4	7.9	6.8

Depreciation and amortization	15.3	14.4	29.8	29.5

[1]	Excludes intangible assets arising from acquisitions.

The increase in depreciation and amortization expense was primarily due to the Company’s increased investments in technologies and software as well as the impact from foreign currency translation.

Income tax expense on operating earnings

Income tax expense on operating earnings for the six months ended June 30, 2017 was $21.9 million, representing an effective income tax rate of 19.2% compared to $18.0 million or an effective income tax rate of 13.7% for the same period of last year. Income tax expense is computed by applying the substantively enacted income tax rate to net earnings for the period, adjusting for non-deductible expenses and the recognition of deferred tax assets. To compute income tax expense on operating earnings and the effective income tax rate, income tax expense is computed using an estimated annual tax rate, adjusted for specific items affecting comparability such as share-based compensation and amortization of acquisition related intangible assets. The increase in the effective income tax rate on operating earnings was primarily due to the change in mix of income from various jurisdictions. Cash tax expense for the six months ended June 30, 2017 was $0.9 million compared to $5.9 million for the same period of last year.

Operating earnings

Operating earnings, or net earnings excluding the impact of specified items affecting comparability, were $47.0 million ($1.29 per share) for the second quarter of 2017 compared to $57.2 million ($1.57 per share) for the same period of last year. For the year to date, operating earnings were $91.9 million ($2.52 per share) compared to $113.1 million ($3.10 per share) for the six months ended June 30, 2016. The decrease reflected lower operating EBITDA and higher unallocated corporate expenses, as well as additional non-cash interest expense from the orbital securitization liability and a higher effective income tax rate on operating earnings.

Net earnings

The comparison of financial results under IFRS between periods is impacted by the inclusion and variability of specified items that may not be indicative of the operational and financial performance of the Company’s ongoing business. Giving effect to the specified items affecting comparability, net earnings for the second quarter of 2017 were $25.8 million compared to $25.3 million for the same period of last year. For the six months ended June 30, 2017, net earnings were $31.7 million compared to $66.0 million for the corresponding period of 2016. Certain of these specified items affecting comparability are discussed below.

Share-based compensation

Share-based compensation expense was $2.6 million in the second quarter of 2017 compared to $23.6 million for the same period of 2016. For the six months ended June 30, 2017, share-based compensation expense was $9.1 million compared to $27.5 million for the same period of last year. Share-based compensation is an important aspect of compensation for management and key employees. However, the accounting expense under IFRS based on fair valuation, which is estimated using complex option pricing models incorporating factors such as the expected life of options and market volatility, is beyond the Company’s control and can vary significantly from period to period. Further, the accounting fair value adjustments are not reflective of actual cash outlays by the Company in any particular period. The Company believes that the exclusion of share-based compensation reduces volatility in net earnings and facilitates the comparison of financial results across periods.

The average cash outlay on share-based compensation was approximately $1.4 million per quarter since the second quarter of 2015 when the Company began settling the majority of share-based compensation awards with equity instead of cash. Over the twelve-month period ended June 30, 2017, cash outlay on share-based compensation was equivalent to 0.4% of total salaries and benefits.

Amortization of acquisition related intangible assets

The Company’s acquisitions of SSL in 2012 and Advanced Systems in 2014 have resulted in fair value adjustments to finite life intangible assets, which are being amortized over estimated lives of five to twenty years. Amortization expense on acquisition related intangible assets for the second quarter of 2017 was $10.8 million compared to $10.3 million for the same period of last year. For the six months ended June 30, 2017, amortization expense on acquisition related intangible assets was $21.3 million, consistent with the same period of last year.

The acquisition related intangible assets, consisting of technology, software, trade names and other intellectual property, are generally non-recurring expenditures as the Company does not need to replace these assets at the end of their lives to continue to operate its business. Ongoing maintenance and support costs are expensed as incurred and any internally developed technology and software that are capitalized post-acquisition are amortized in the normal course of business. All other research and development costs are expensed as incurred. The Company believes that the exclusion of amortization expense on acquisition related intangible assets provides a better representation of the results of the Company’s ongoing operations.

Acquisition related expense

During the three and six month periods ended June 30, 2017, the Company incurred costs of $16.1 million and $26.8 million, respectively, related to the Merger. The acquisition related expense consisted primarily of incremental costs for legal, tax, consulting and other professional fees. The Company believes that excluding the acquisition related expenses allows for more meaningful period-to-period comparisons as these costs are not reflective of ongoing operating expenses.

Restructuring costs

In the first quarter of 2017, in response to lower new satellite orders in the geostationary communications satellite market, the Company commenced a restructuring project to further reduce headcount at its Palo Alto manufacturing facility and to explore new efficiency initiatives to further reduce operating costs. The new initiatives include the redesign of software development processes at certain operations and the implementation of enterprise shared services to reduce support function costs. In connection with the implementation of these initiatives, the Company incurred costs of $6.1 million and $20.4 million, respectively, for the three and six month periods ended June 30, 2017. For the six months ended June 30, 2017, costs included severance for employee terminations of $14.6 million and consulting fees of $5.9 million.

The Company believes that the exclusion of these restructuring costs from net earnings provides for better period-to-period comparisons of operating results of the Company’s ongoing operations.

Enterprise improvement costs

In 2014, the Company commenced a comprehensive review of its satellite manufacturing operations. With assistance from expert industry consultants, the Company identified and implemented enterprise improvement initiatives that were aimed at reducing overhead costs, increasing supply chain value and improving overall production processes in particular via automation and standardization. The Company established a team consisting of senior management and other key employees dedicated to managing the improvement initiatives and to continually evaluate additional long-term measures to improve efficiency. The enterprise improvement program is now firmly entrenched into the supply chain and production processes and forms an integral part of ongoing management systems. In connection with the implementation of these initiatives, the Company incurred enterprise improvement costs of $4.8 million during the six months ended June 30, 2016.

The Company believes that the exclusion of enterprise improvement costs from net earnings provides for better period-to-period comparisons of operating results of the Company’s ongoing operations.

Foreign exchange differences

As described below, the Company excludes certain foreign exchange gains and losses from the calculation of operating EBITDA and operating earnings as these gains and losses can result in significant variability in net earnings but have little bearing on operating performance.

(a)	Foreign exchange timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting

Certain foreign exchange derivative contracts entered into by the Company to hedge foreign currency exposures did not qualify for hedge accounting as the timing of the anticipated cash flows for certain revenue contracts or subcontracts could not be predicted with sufficient certainty. Accordingly, the fair value adjustments on these derivative contracts were recognized in net earnings immediately. This resulted in timing differences between the recognition of fair value adjustments in earnings versus revenues and costs, which were recognized on the percentage of completion basis using spot rates. Had these derivative contracts qualified for hedge accounting, the fair value adjustments would have been deferred and accumulated in other comprehensive income until the hedged revenues or costs were recognized, eliminating the timing differences. For the six months ended June 30, 2017, management’s estimate of the foreign exchange timing differences on these derivative contracts not subject to hedge accounting was a gain of $7.1 million compared to a gain of $0.9 million for the same period of last year.

(b)	Foreign exchange gains and losses on translation of intercompany balances

As part of its cash management efforts, the Company frequently advances funds between group entities that have differing functional currencies. The foreign currency exposure on these intercompany loans is not hedged. As a result, currency fluctuations, particularly between the Canadian and U.S. dollar, can result in significant unrealized foreign exchange gains or losses on the translation of the intercompany loans. For the six months ended June 30, 2017, the Company recognized unrealized foreign exchange gains on translation of intercompany loans of $2.1 million compared to gains of $1.0 million for the same period last year. These unrealized foreign exchange gains or losses can impact the comparability of net earnings and will only reverse upon disposal or liquidation of the associated foreign operation.

(c)	Unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities

The Company recognizes unrealized foreign exchange gains and losses when translating certain long-term foreign currency denominated financial assets and liabilities at each period end. For example, the translation of a portion of the Company’s U.S. dollar denominated long-term debt and Euro denominated orbital receivables, that have neither been hedged nor subject to hedge accounting, results in the recognition of unrealized foreign exchange gains and losses in the Company’s consolidated financial statements. For the six months ended June 30, 2017, the Company recognized unrealized foreign exchange gains on translation of long-term foreign currency denominated financial assets and liabilities of $4.1 million compared to losses of $0.2 million for the same period last year.

The Company conducts business internationally and is subject to fluctuations in foreign currencies, particularly the U.S. dollar and the Euro. The effect of foreign currency fluctuations impacts the Company’s revenues, expenses, assets, liabilities and order backlog, as reported in Canadian dollars. Fluctuations of the U.S. dollar relative to the Canadian dollar would result in variability to revenue and expenses from the Company’s operations based in the United States, as well as to interest expense on long-term debt. The stronger U.S. dollar relative to the Euro over the last two years has impacted the Company’s ability to compete against its European competitors, putting pricing pressure on bids primarily in the commercial communications satellite market.

Financial position

The Company had total assets of $3.3 billion as at June 30, 2017 compared to $3.4 billion as at December 31, 2016. The following table explains the changes to certain assets and liabilities over the six month period ended June 30, 2017.

In $ millions	Increase (Decrease)	Explanation
Trade and other receivables	(56.3)	Trade and other receivables will vary depending on the timing of milestone billings on large construction programs. The decrease reflected lower milestone billings on satellite programs in the weeks leading up to June 30, 2017 compared to December 31, 2016.

Non-financial assets, current	(33.1)	The decrease in non-financial assets related to drawdowns on advances made to suppliers in prior periods in the ordinary course of business.

Goodwill	(27.8)	The decrease in goodwill was due solely to the impact of foreign currency translation.

Trade and other payables	19.2	The increase in trade and other payables related to timing of receipt and payment of invoices from suppliers in the ordinary course of business.

Employee benefit liabilities, current	(17.6)	The current portion of employee benefit liabilities primarily consists of accruals for salaries and benefits. The decrease was primarily due to the payment of variable pay to employees in the ordinary course of business.

Construction contract liabilities	(159.0)	Construction contract liabilities represent advances received from customers on construction contracts and contract loss provisions. The decrease was primarily due to a drawdown of advances received in prior periods, the variability in the timing of advance billings on large dollar value construction contracts in the ordinary course of business and the impact of foreign exchange translation.

Long-term debt, current portion	(134.3)	The decrease in the current portion of long-term debt related to the repayment of the 2017 Term Notes. Refer to section “Liquidity” of this MD&A for further discussion.

Total long-term debt as at June 30, 2017 was $882.5 million compared to $806.6 million as at December 31, 2016. The following table shows the changes to long-term debt for the six months ended June 30, 2017.

($ millions)
Balance as at December 31, 2016	806.6
Proceeds from revolving loan facility and other long-term debt	251.7
Repayment of 2017 Term Notes	(131.9)
Repayment of 2024 Term Notes	(13.5)
Foreign currency translation and other	(30.4)

Balance as at June 30, 2017	882.5

During the first quarter of 2017, the Company used proceeds from its revolving loan facility to repay its 2017 Term Notes in full upon maturity on February 22, 2017 and a portion of its 2024 Term Notes.

Shareholders’ equity as at June 30, 2017 was $1,125.0 million compared to $1,158.7 million as at December 31, 2016. The following table shows the changes to shareholders’ equity for the six months ended June 30, 2017.

($ millions)
Balance as at December 31, 2016	1,158.7
Net earnings	31.7
Other comprehensive loss	(47.8)
Dividends	(26.9)
Equity-settled share-based compensation expense	6.0
Common shares issued under employee share purchase plan	3.3

Balance as at June 30, 2017	1,125.0

Other comprehensive loss was mainly comprised of unrealized foreign exchange losses arising from the translation of the results of foreign operations. Such foreign currency translation adjustments are wholly dependent on fluctuations of the Canadian dollar relative to foreign currencies and could result in unrealized gains or losses that may vary significantly from period to period.

RESULTS BY SEGMENT

The Company analyzes financial performance by segments, which group related activities within the Company. The Company’s two reportable operating segments are Communications and Surveillance and Intelligence. Inter-segment transactions have been eliminated from the segmented financial information discussed below.

Communications

MDA offers solutions for cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. The Company is a leading supplier of communication satellites, satellite payloads, satellite antenna subsystems, and associated ground infrastructure and support services. MDA’s principal customers in this segment are communication satellite operators, communication satellite manufacturers, and government agencies worldwide.

The following table provides selected financial information for the Communications segment.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions)
Revenues	332.4	361.4	664.4	764.5
Operating EBITDA	41.1	56.2	91.7	115.6

Revenues from the Communications segment were $332.4 million in the second quarter of 2017, on par sequentially with the first quarter of 2017, but lower compared to $361.4 million in the second quarter of 2016. For the six months ended June 30, 2017, revenues were $664.4 million compared to $764.5 million for the six months ended June 30, 2016. Revenues for the last several quarters were negatively impacted by a lower number of satellite contracts awarded in the geostationary communications satellite industry and to the Company over the last two years, resulting in fewer satellites under construction at the Company’s manufacturing facility in Palo Alto, California. Satellite operators in the geostationary communications satellite industry have continued to delay awards to assess competing technologies, shifts in customer demand, and regional capacity and pricing issues. This has resulted in fewer awards in the industry and to the Company over the last two years. The Company expects this lower level of revenue to continue until such time as the geostationary communications satellite market stabilizes and growth resumes. The Company remains positive on the long-term health of the geostationary communications satellite industry based on video stability and data-centric application growth. The Company is confident in its ability to adapt to changes in customer demand and maintain its leading market share position in the face of technological innovation.

Changes in revenues from year to year are influenced by the size, timing and number of satellite contracts awarded in the current and preceding years and the length of the construction period for satellite contracts awarded. Revenues on satellite contracts are recognized on a percentage of completion method over the construction period, which can range between 20 to 36 months and up to 48 months in special situations.

Operating EBITDA margin percentage from the Communications segment for the six months ended June 30, 2017 was 13.8% compared to 15.1% for the same period of last year. The decrease in margin percentage reflected, among other items, the mix and number of satellite construction contracts in progress partially offset by the benefits from enterprise improvement initiatives implemented at the Company’s Palo Alto manufacturing facility in prior periods.

Notable bookings in the Communications segment announced in the second quarter of 2017 included a contract with Airbus Defence and Space to provide four communication antenna subsystems and control electronics.

Since the start of the second quarter, two geostationary satellites built by the Company were successfully launched.

•	The EchoStar XXI satellite, designed and built for EchoStar Corporation, will be used for mobile voice and data communications services in Europe.

•	The BulgariaSat-1 satellite, designed and built for Bulgaria Sat, an affiliate of Bulsatcom, which is a leading telecommunications company and the largest provider of pay-TV services in Bulgaria. The satellite will provide high quality Direct-to-Home television and telecommunications services in the Balkans and other European regions.

During the second quarter, the Company also signed a letter of intent with the Government of Quebec to establish a Satellite Centre of Excellence at its subsidiary in Montreal, Quebec. The Government of Quebec will provide financial support of up to $45 million as a royalty-based contingent venture loan for a next-generation digital payload satellite system and $3 million in the form of a non-refundable financial contribution which will be used to support the establishment of the Satellite Centre of Excellence. The agreement is expected to be finalized in the second half of 2017.

Surveillance and Intelligence

MDA offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company is a leading supplier of space-based and airborne surveillance solutions, imaging satellites and ground systems, geospatial information services, and associated support services. The Company also supplies spacecraft and subsystems to the U.S. government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets.

The following table provides selected financial information for the Surveillance and Intelligence segment.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions)
Revenues	171.3	141.2	333.7	300.4
Operating EBITDA	53.2	40.3	91.8	78.0

Revenues from the Surveillance and Intelligence segment were $171.3 million in the second quarter of 2017 compared to $141.2 million in the same period of last year. For the six months ended June 30, 2017, revenues were $333.7 million compared to $300.4 million for the corresponding period of last year. The increase was primarily due to higher revenue from contracts in the U.S. government space and defense markets.

Operating EBITDA margin percentage from the Surveillance and Intelligence segment for the six months ended June 30, 2017 was 27.5% compared to 26.0% for the same period of last year. The increase in margin percentage reflected the mix of activities and the varying volume of subcontract activity, as well as a higher amount of investment tax credits recognized.

During the second quarter of 2017, the Company announced important milestones in its progress to bring transformational on-orbit satellite servicing to market. Space Infrastructure Services LLC, a new U.S. company, will commercialize sophisticated satellite servicing capabilities, including refueling. SIS will be majority owned by Finance Technology Leverage LLC, a global investment company headquartered in Silicon Valley, along with other U.S. investors, with SSL MDA Holdings maintaining a minority ownership interest. Full financing for the venture is expected to conclude in the coming months. In connection with this initiative, SIS awarded a contract to the Company’s subsidiary SSL to design and build the satellite servicing spacecraft vehicle. The vehicle will fully meet the specifications for DARPA’s RSGS program for which the Company announced a contract award in the first quarter of 2017. The value of awards from SIS and DARPA to SSL will be reflected in order backlog once full financing for the venture has been concluded.

Other notable bookings in the Surveillance and Intelligence segment in the second quarter of 2017 included:

•	a contract with the National Oceanic and Atmospheric Administration to provide near real-time RADARSAT-2 information that will be used to provide large and small scale ice and snow products, ice forecasting, and other monitoring services. The contract includes one base year and three annual renewal options;

•	a contract with Scanex, a leader in the field of satellite monitoring, to provide a RADARSAT-2 ground station solution and extend the provision of RADARSAT-2 data for an additional three years;

•	a contract amendment with the Canadian Space Agency to provide funding for continued support to the ongoing robotic operations of the Mobile Servicing System on the International Space Station;

•	a contract with the Canadian Space Agency to conduct a concept study to determine the feasibility of using a Synthetic Aperture Radar Sub-Surface Ice Sounder and Imager as a potential payload on a future Mars orbiter mission; and

•	a contract with DigitalGlobe, valued at several hundred million U.S. dollars, to provide a next-generation satellite constellation for high-resolution Earth imaging. The constellation of low Earth orbit satellites, called WorldView Legion, will more than double DigitalGlobe’s high-resolution capacity in important regions.

QUARTERLY INFORMATION

The following table summarizes selected financial information (unaudited) for the eight most recently completed quarters.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2017	2017	2016	2016	2016	2016	2015	2015
($ millions, except per common share amounts)
Consolidated revenues	503.7	494.3	502.9	495.9	502.5	562.4	544.3	515.4
Operating EBITDA[1]	94.3	89.2	92.9	84.3	96.4	97.2	94.8	93.9
Operating earnings[1]	47.0	44.9	51.7	46.1	57.2	55.9	54.9	54.6
Operating earnings per share	1.29	1.23	1.42	1.26	1.57	1.53	1.51	1.50
Net earnings	25.8	5.9	31.9	41.8	25.3	40.7	5.8	55.3
Net earnings per share, basic	0.71	0.16	0.88	1.15	0.70	1.12	0.16	1.53
Net earnings per share, diluted	0.70	0.15	0.83	1.12	0.69	1.10	0.16	1.41
Weighted average number of common shares outstanding:
(millions)
Basic	36.5	36.5	36.4	36.4	36.4	36.3	36.3	36.3
Diluted	36.5	36.5	36.5	36.6	36.5	36.5	36.4	36.5

[1]	Refer to section “Reconciliations” for reconciliation to net earnings for the last eight quarters.

Revenues and operating EBITDA may vary from quarter to quarter due to a number of factors. They include: the size and number of construction contracts in progress; changes in the revenue mix of service and construction contracts and the contract life cycle of large construction contracts; recognition of investment tax credits; fluctuations in foreign exchange rates; volume of subcontract activity; and the impact of revisions of total cost and revenue estimates on construction contracts, including the recognition of contract loss provisions.

The volatility in the Company’s net earnings over the last eight quarters was due to many factors such as the variability in share-based compensation and foreign exchange gains and losses, as well as the costs related to restructuring, enterprise improvement initiatives, acquisitions and settlement of executive compensation. These factors affecting the comparability of quarterly net earnings are provided in section “Reconciliations” of this MD&A.

While the Company reports quarterly, its results should be viewed from a long-term perspective. For this reason and the reasons cited above, the Company cautions readers that quarter to quarter comparisons of the Company’s financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY

The Company’s principal sources of liquidity are cash provided by operations, collection or securitization of orbital receivables and access to credit facilities and equity capital resources, including public common share offerings. The Company’s primary short-term cash requirement is to fund working capital, including supplier payments on long-term construction contracts and fixed overhead costs. Working capital requirements can vary significantly from period to period. The Company’s medium-term cash requirements are to service and repay debt and to invest in facilities, equipment, technologies, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic business initiatives.

The Company believes that its principal sources of liquidity will be sufficient to enable the Company to meet its anticipated operating, capital expenditure, growth, investment, debt service, dividend, and other financial requirements in the near term.

Summary of statement of cash flows

The following table provides selected cash flow information.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
($ millions)
Cash provided by operations[1]	66.8	80.9	118.4	171.4
Changes in operating assets and liabilities	(32.8)	(1.0)	(109.5)	(91.7)

Cash provided by operating activities	34.0	79.9	8.9	79.7
Cash used in investing activities	(24.2)	(29.3)	(57.2)	(53.6)
Cash provided by (used in) financing activities	(3.7)	(66.9)	45.8	(61.0)
Effect of foreign exchange on cash and cash equivalents	0.4	0.1	0.1	(4.8)
Cash and cash equivalents, beginning of period	(14.0)	18.0	(5.1)	41.5

Cash and cash equivalents, end of period[2]	(7.5)	1.8	(7.5)	1.8

[1]	Before changes in operating assets and liabilities.
[2]	Cash and cash equivalents less bank overdraft.

Operating activities

In the second quarter of 2017, the Company generated $34.0 million in cash from operating activities after changes in non-cash working capital items compared to $79.9 million in cash for the same period of last year. For the six months ended June 30, 2017, the Company generated $8.9 million from operating activities compared to $79.7 million in the corresponding period of last year. The decreases for the current quarter and year to date were primarily due to lower operating EBITDA and increases in net working capital.

Cash flows from operating activities can vary significantly from period to period as a result of the Company’s working capital requirements, given its portfolio of large construction programs and the timing of milestone receipts and payments with customers and suppliers in the ordinary course of business. Investment in working capital is also necessary to build the Company’s business and manage lead times in construction activities. In the first six months of 2017, the increase in working capital was primarily due to the continued draw down on the pool of advance payments received from customers in prior periods. Working capital was also impacted by extended payment terms on two satellite programs. The Company expects working capital account balances to continue to vary from period to period. The Company efficiently funds its working capital requirements with the revolving loan facility.

Investing activities

The Company used $24.2 million for investing activities in the second quarter of 2017 compared to $29.3 million for the same period of last year. For the six months ended June 30, 2017, the Company used $57.2 million for investing activities compared to $53.6 million in the corresponding period of last year. For the year to date, the major investing activities were purchases of property, plant and equipment of $27.2 million (six months ended June 30, 2016 - $18.7 million) and investments in technologies and software of $38.6 million (six months ended June 30, 2016 - $35.5 million), partially offset by a decrease in restricted cash of $8.4 million (six months ended June 30, 2016 - $0.3 million). Investments in property, plant and equipment were higher this year primarily due to increased expenditures on test equipment and leasehold improvements. The decrease in restricted cash related primarily to a release of funds from a supplier escrow account on a major satellite program.

Financing activities

The Company used $3.7 million in financing activities in the second quarter of 2017 compared to $66.9 million for the same period of last year. For the six months ended June 30, 2017, the Company received $45.8 million from financing activities compared to having used $61.0 million during the same period in 2016. During the first six months of 2017, financing activities included drawdowns of $251.7 million under the Company’s revolving loan facility compared to repayments of $17.4 million for the same period of last year. The Company used proceeds of $145.4 million from its revolving loan facility to repay its 2017 Term Notes in full upon maturity on February 22, 2017 and a portion of its 2024 Term Notes. Other major financing activities during the six months ended June 30, 2017 were interest payments on long-term debt of $21.3 million (six months ended June 30, 2016 - $18.6 million) and dividend payments of $27.0 million (six months ended June 30, 2016 - $26.8 million).

Credit facilities

The following table summarizes the Company’s long-term debt.

	June 30, 2017	December 31, 2016
($ millions)
Syndicated credit facility	583.3	349.3
Senior term notes	293.4	451.5
Financing fees	(0.5)	(0.6)
Obligations under finance leases	6.3	6.4

Long-term debt	882.5	806.6

Syndicated credit facility

The Company has in place a senior secured syndicated credit facility with several North American and international banks. The syndicated credit facility is comprised of a revolving loan facility of up to US$700 million, which can be drawn in Canadian and U.S. dollars. The revolving loan facility includes a US$125 million sub limit under which letters of credit can be issued. The syndicated credit facility matures in September 2020. The syndicated credit facility is guaranteed by certain of the Company’s subsidiaries and the loans are secured by assets of the Company and its subsidiaries.

Loans under the syndicated credit facility bear interest at CDOR or Bankers’ Acceptance plus an applicable margin for Canadian dollar advances, and at U.S. LIBOR plus an applicable margin for U.S. dollar advances. The margin will vary with the Company’s consolidated debt to EBITDA ratio. As at June 30, 2017, the applicable margin was 2.0%.

The Company has significant unused borrowing capacity under its syndicated credit facility and ready access to capital markets on an as-required basis to finance growth initiatives.

The Company also has in place a total of US$125 million in letter of credit agreements with major banks.

Senior term notes

The Company has a twelve-year senior secured note purchase agreement for US$250 million with two major U.S. private lenders (the “2024 Term Notes”). The 2024 Term Notes bear interest at a fixed rate of 4.31% per annum and are repayable in five equal annual installments beginning in November 2020. As a result of the drawdowns of the revolving securitization facility, the Company agreed to prepay a portion of the 2024 Term Notes. The Company prepaid $18.4 million (US$13.7 million) of the principal amount in the fourth quarter of 2016 and $13.5 million (US$10.2 million) in the first quarter of 2017. US$226 million of 2024 Term Notes are outstanding as at June 30, 2017.

The 2024 Term Notes are guaranteed by certain of the Company’s subsidiaries and secured by assets of the Company and its subsidiaries. The 2024 Term Notes can be repaid, at the Company’s option, in whole or in part, together with accrued interest and a make-whole premium. The senior term notes rank equally with the obligations under the credit agreements.

The Company also had a long-term debt agreement for US$100 million with a private lender (the “2017 Term Notes”). The 2017 Term Notes were repaid in full at maturity on February 22, 2017.

Debt covenants

As at June 30, 2017, the Company was in compliance with all covenants under its various credit facilities and long-term debt agreement.

Securitization liability

The Company has in place a revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell up to US$400 million of eligible orbital receivables from time to time with terms of seven years or less discounted to face value using prevailing market rates. In 2016, the Company executed two drawdowns and sold orbital receivables with book value of $148.6 million (US$112.1 million) for net proceeds of $163.0 million (US$123.1 million). The proceeds of the drawdowns were used to pay down long-term debt but the facility will ultimately be used to help fund growth initiatives. There were no drawdowns executed in the six months ended June 30, 2017.

The orbital receivables that were securitized remain on the Company’s balance sheet as the Company continues to service the orbital receivables and has retained substantially all of the risks and rewards of ownership. The net proceeds received have been recognized as a securitization liability that has been subsequently measured at amortized cost using the effective interest rate method. The securitized orbital receivables and the securitization liability are being drawn down as payments are received from the customers and passed on to the international financial institution. The Company continues to recognize orbital income on the orbital receivables that are subject to the securitization transactions and recognizes interest expense to accrete the securitization liability to the value at maturity.

Contingencies

In May 2017 through July 2017, several lawsuits were filed by DigitalGlobe shareholders in the U.S. District Court for the District of Colorado. In the lawsuits, the plaintiffs allege, among other things, that in connection with MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe and MDA purportedly agreed to a supposedly inadequate price for the DigitalGlobe capital stock, provided or supervised the providing of allegedly misleading and incomplete disclosures in a Form F-4 registration statement, and engaged in alleged self-dealing. The complaints seek to recover under Sections 14(a) and 20(a) of the U.S. Exchange Act for alleged misstatements and omissions in the Form F-4 registration statement. The complaints seek declaratory and injunctive relief (including enjoining the merger transaction or, if the merger transaction has already been implemented, rescinding the transaction and rescissory damages), an order directing the dissemination of a registration statement that is not false or misleading, and an award of attorneys’ and experts’ fees.

While it is too early to predict the outcome of litigation or a reasonable range of potential losses, MDA believes these lawsuits are without merit. Additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future.

NEW ACCOUNTING STANDARDS

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and apply IFRS 15 retrospectively to prior periods.

Based on a preliminary analysis, the Company expects that the significant majority of long-term construction and service contracts currently accounted for under the percentage-of-completion method will meet the requirements for revenue recognition over time under IFRS 15, and the Company will continue to apply a costs incurred to expected total cost model. The Company anticipates that its method for accounting for contract loss provisions will change. A contract with a customer will be considered onerous and a loss provision will be recognized only if it becomes probable that the total estimated direct costs of the contract, excluding allocated overheads, would exceed total contract revenues. Previously, the Company recognized a contract loss provision if it became probable that total contract costs, including allocated overheads, exceeded total contract revenues. The impact of this change in accounting policy, when adopted, would decrease the frequency and amount of contract loss provisions recognized. The Company continues to assess whether there will be a change in the timing of revenue recognition relating to identification of performance obligations as well as the accounting for customer options, contract modifications, variable consideration, and financing elements within a contract.

The Company is completing its review of all significant construction and service contracts in place and is in the process of quantifying the amount of adjustments that may be applicable to onerous contracts in addition to adjustments, if any, that may be required relating to the other aspects of IFRS 15 and will provide further updates during 2017 as it continues to execute its implementation plan. The Company anticipates that its analysis will be completed during the fourth quarter of 2017.

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Earlier adoption is permitted. The Company has commenced a preliminary assessment of the potential impact of IFRS 9 on its consolidated financial statements and does not intend to early adopt the standard.

In January 2016, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted, but only if also applying IFRS 15 - Revenue from Contracts with Customers. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2017, the Company had no transactions with related parties as defined in IAS 24 - Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment or directorship arrangements.

FINANCIAL INSTRUMENTS

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. Foreign exchange forward contracts are used to hedge the Company’s exposure to currency risk on sales, purchases, cash, net investments and loans denominated in a currency other than the functional currency of the Company’s domestic and foreign operations. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether the Company formally documents such relationships as hedges in accordance with hedge accounting requirements.

As at June 30, 2017, the Company had foreign exchange forward purchase contracts for $358 million (December 31, 2016 - $300 million) and foreign exchange forward sales contracts for $576 million (December 31, 2016 - $633 million).

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, the Company determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

When derivative financial instruments are designated in a qualifying hedging relationship and hedge accounting is applied, the effectiveness of the hedges is measured at the end of each reporting period and the effective portion of changes in fair value is recognized in other comprehensive income and any ineffective portion is recognized immediately in earnings. For foreign exchange forward contracts used to manage risk associated with foreign currency rates, amounts are transferred from accumulated other comprehensive income to revenue or direct costs, selling, general and administration when the underlying transaction affects earnings. For derivative financial instruments not in a qualifying hedging relationship, changes in fair value are recognized immediately in earnings as a foreign exchange gain or loss or other account, as appropriate.

As at June 30, 2017, the Company’s foreign exchange forward contracts had a cumulative net unrealized gain on fair valuation of $0.1 million (December 31, 2016 - cumulative net unrealized loss of $0.3 million). Derivative financial instruments that qualified for hedge accounting had a cumulative net loss on fair valuation of $4 million recorded in other comprehensive income as at June 30, 2017 (December 31, 2016 - cumulative net gain of $8 million).

The nature and extent of risks arising from financial instruments, and their related risk management, are described in the Company’s MD&A and consolidated financial statements for the year ended December 31, 2016. In the six months ended June 30, 2017, there was no material change to the nature of risks arising from or classification of financial instruments, or related risk management objectives.

ADDITIONAL INFORMATION

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

During the first quarter of 2017, the Company successfully implemented a new enterprise resource planning system for the Company’s facilities in Montreal, Canada. The implementation included modules for the general ledger, project management and manufacturing. Internal controls have been documented and tested for adequacy and effectiveness. The changes in internal controls have materially affected the Company’s internal control over financial reporting related to these areas. The Company continues to implement the new enterprise resource planning system at certain of its operations.

There were no changes in the Company’s internal controls over financial reporting that occurred in the quarter ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Because of the inherent limitations in a cost-effective control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the consolidated financial statements. Additionally, management is required to use judgment in evaluating controls and procedures.

Dividends

Quarterly common share dividends paid in 2017:

Dividend per share, paid March 31, 2017	$0.37
Dividend per share, paid June 30, 2017	$0.37

On July 27, 2017, the Company declared a quarterly dividend of $0.37 per common share payable on September 29, 2017 to shareholders of record at the close of business on September 15, 2017.

Outstanding share data

The Company’s notice of articles authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at June 30, 2017, the Company had 36,436,775 common shares with no par value outstanding.

As at July 21, 2017, the Company had 36,443,072 common shares with no par value outstanding.

Public securities filings

Additional information about MDA, including its most recent Annual Information Form, is available on the Company’s website at www.mdacorporation.com, or on SEDAR at www.sedar.com.

RECONCILIATIONS

The following table reconciles operating EBITDA and operating earnings to net earnings for the last eight quarters.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2017	2017	2016	2016	2016	2016	2015	2015
($ millions)
Operating EBITDA	94.3	89.2	92.9	84.3	96.4	97.2	94.8	93.9
Corporate expense	(6.0)	(5.3)	(4.1)	(3.9)	(4.2)	(4.2)	(2.7)	(2.9)
Net finance expense	(14.6)	(14.0)	(13.4)	(11.4)	(11.7)	(12.9)	(11.8)	(11.6)
Depreciation and amortization[1]	(15.3)	(14.6)	(15.2)	(14.9)	(14.4)	(15.1)	(15.6)	(15.6)
Income tax expense on operating earnings	(11.4)	(10.4)	(8.5)	(8.0)	(8.9)	(9.1)	(9.8)	(9.2)

Operating earnings	47.0	44.9	51.7	46.1	57.2	55.9	54.9	54.6
Items affecting comparability:
Share-based compensation recovery (expense)	(2.6)	(6.5)	5.2	3.0	(23.6)	(3.9)	(13.9)	9.3
Amortization of acquisition related intangible assets	(10.8)	(10.6)	(10.7)	(11.1)	(10.3)	(11.0)	(10.7)	(10.5)
Acquisition related expense	(16.1)	(10.7)	—	—	—	—	—	—
Restructuring costs	(6.1)	(14.3)	—	—	—	—	—	—
Enterprise improvement costs	—	—	—	—	—	(4.8)	(10.4)	(4.4)
Executive compensation settlement	—	—	—	—	(3.0)	—	—	—
Foreign exchange differences	13.1	0.2	(7.2)	2.0	(2.2)	3.8	(8.9)	2.4
Income tax expense adjustment	1.3	2.9	(7.1)	1.8	7.2	0.7	(5.2)	3.9

Net earnings	25.8	5.9	31.9	41.8	25.3	40.7	5.8	55.3

[1]	Excludes amortization of acquisition related intangible assets.